UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of Extraordinary General Meeting of Shareholders

of Kookmin Bank

On January 23, 2015, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

•	Date and Time: January 23, 2015, 11:00 a.m. (local time)

•	Venue:	13th Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 150-758, Korea

•	Agenda:	Appointment of a candidate, a non-executive director of Kookmin Bank, who has been nominated to serve on the audit committee of Kookmin Bank

•	Details of the newly appointed member of the audit committee are as follows:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
In-Ho Cho (New-appointment) (01/05/1956)	Professor of Law, Duksung Women’s University

•   Chairman of the Capital Markets Section, Financial Development Deliberative Committee

•   Non-executive director, Korea Exchange

•   Commissioner, Securities and Futures Commission

•   Member, Market Oversight Commission, Korea Stock & Futures Exchange

			• Ph.D. in Law, University of Washington • LL.M., University of Washington • LL.M., Seoul National University • LL.B., Seoul National University	Republic of Korea	(01/23/2015 - Until the date of the annual general meeting of shareholders of Kookmin Bank in 2015)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: January 23, 2015	By:	/s/ Jong-Hee Yang

(Signature)

	Name:	Jong-Hee Yang

	Title:	Deputy President